JSI TRANSACTION ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total member's equity qualified for net capital	$	335,903
Deduction for non-allowable assets:		
Accounts receivable		(107,861)
Prepaid expenses and deposits		(14,149)
Net capital before haircuts		213,893
Less haircuts		-
Net capital		213,893
Minimum net capital required		5,000
Excess net capital	$	208,893
Aggregate indebtedness	$	22,425
Percentage of aggregate indebtedness to net capital		10.48%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2016 and net capital as reported above.